AMENDED & RESTATED

EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement, is made as of November 1, 2025 (the “Agreement”), by and between Fidelity Diversifying Solutions LLC (the “Adviser”) and Fidelity Multi-Strategy Credit Fund (the “Fund”). Whereas, the Adviser and the Fund have entered into a Management Contract, pursuant to which the Adviser has agreed to provide certain services and to pay certain expenses of the Fund in return for a management fee, the Adviser agrees on a monthly basis to reimburse the Fund’s “Other Operating Expenses” (as defined below and such reimbursement shall be referred to herein as an “Expense Payment”) to the extent that such expenses in respect of the relevant month exceed 0.70% of the Fund’s average net assets (the “Expense Limitation”).

This Agreement shall continue in force until October 31, 2026 (the “Initial Term”) and shall renew automatically for successive one-year terms after the Initial Term. The Adviser may not terminate this Agreement before a term’s expiration date without the approval of the majority of the Fund’s Board of Trustees. This Agreement may be terminated, without payment of any penalty, by the Fund’s Board of Trustees at any time.

For purposes of this Agreement, the Fund’s “Other Operating Expenses” for a class of shares shall consist of the following expenses of the Fund attributable to such class: the Fund’s organization and offering expenses, professional fees (including accounting, legal, and auditing fees), custodian and transfer agent fees, third party valuation agent fees, insurance costs, trustee fees, pricing and bookkeeping fees, and other related costs or expenses, but excluding the following: (a) management fees and any incentive fees, if applicable; (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses, fees and expenses associated with the Fund’s securities lending program, and dividend expenses related to short sales); (c) interest, financing and structuring costs and other related expenses for borrowings and line(s) of credit; (d) taxes; (e) the Fund’s proportional share of expenses related to co-investments; (f) acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary); (g) Rule 12b-1 fees, if any; (h) expenses of printing and mailing proxy materials to shareholders of the Fund; (i) all other expenses incidental to holding meetings of the Fund’s shareholders, including proxy solicitations therefor; and (j) such non-recurring and/or extraordinary as may arise, including actions, suits or proceedings to which the Fund is or is threatened to be a party and the legal obligation that the Fund may have to indemnify the Fund’s Trustees and officers with respect thereto.

In consideration of the Adviser’s agreement to make Expense Payments at any time during a fiscal year and to the extent that expenses fall below the Expense Limitation, the Adviser reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the fiscal year up to, but not in excess of, the Expense Limitation (an “Adviser Reimbursement”). The Fund’s obligation to make an Adviser Reimbursement shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month. The Fund’s obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Delaware. For so long as the Fund is registered as a closed-end management investment company under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act. In such case, to the extent the applicable laws of the State of Delaware or any of the provisions herein conflict with the provisions of the 1940 Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, as each may be amended or restated, or to relieve or deprive the Board of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and to this extent, the provisions of this Agreement shall be deemed to be severable.

The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser. This Agreement may not be amended to increase the fees or expenses payable by the Fund or terminated prior to a term’s expiration date except by a vote of the majority of the Fund’s Board of Trustees; provided that all other amendments may be approved by mutual consent of the parties without approval by the Fund’s Board of Trustees.

This Agreement may be executed by the parties on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

FIDELITY MULTI-STRATEGY CREDIT FUND

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer
Date:	October 8, 2025

FIDELITY DIVERSIFYING SOLUTIONS LLC

By:	/s/ Christopher J. Rimmer
Name:	Christopher J. Rimmer
Title:	Treasurer
Date:	October 8, 2025

2